UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-75899

GLOBALSANTAFE 401(K) SAVINGS PLAN

(Exact name of registrant as specified in its charter)

Transocean Inc.

4 Greenway Plaza

Houston, Texas 77046

70 Harbor Drive

Grand Cayman, Cayman Islands KY1-1003

(713) 232-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the GlobalSantaFe 401(k) Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*     Effective April 1, 2008, participants in the GlobalSantaFe 401(k) Savings Plan were no longer permitted to direct the investment of their Plan accounts into a single stock fund comprised solely of ordinary shares of Transocean Inc., and any investment of Plan accounts in the Transocean Inc. stock fund that were made prior to April 1, 2008 were frozen so that the participants may only liquidate those shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, the GlobalSantaFe 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLOBALSANTAFE 401(K) SAVINGS PLAN

Date:	June 3, 2008	By:	/s/ Eric B. Brown
Eric B. Brown
Member of the Benefits
Administrative Committee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.